Exhibit 12.1

RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table shows our unaudited ratios of earnings to (a) fixed charges and (b) fixed charges and preferred stock dividends for each of the preceding five fiscal years.

	Six months ended June 30,	For the years ended December 31,
	2016	2015	2014	2013	2012	2011
	(in thousands of U.S. dollars)

Earnings
Net Income	72,038	143,764	115,087	103,087	81,129	87,592
Plus: Loss / (Income) of equity investees	405	529	3,428	(692)	—	—
Fixed charges	36,079	78,766	90,868	77,509	72,519	70,745
Amortization of capitalized interest	446	896	782	209	—	—
Distributed income of equity investees	—	—	3,949	—	—	—
Less: Loss from equity investees with guaranteed debt	(1,251)	—	(153)	—	—	—
Interest capitalized	—	—	(1,795)	(11,098)	(8,476)	(5,525)
Total Earnings	107,717	223,955	212,166	169,015	145,172	152,812
Fixed charges
Interest expenses and capitalized	34,790	76,870	86,746	75,940	71,362	67,998
Interest expense of loss making equity investees with guaranteed debt	404	—	15	—	—	—
Amortization and write-off of capitalized expenses relating to indebtedness	885	1,896	4,107	1,569	1,157	2,747
Total fixed charges	36,079	78,766	90,868	77,509	72,519	70,745
Preferred stock dividends	10,473	17,903	11,909	1,536	—	—
Total fixed charges and preferred stock dividends	46,552	96,669	102,777	79,045	72,519	70,745
Ratio of Earnings to Fixed Charges(1)	2.99	2.84	2.33	2.18	2.00	2.16
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends(1)	2.31	2.32	2.06	2.14	2.00	2.16

(1) For purposes of calculating the ratios of earnings to fixed charges and to fixed charges and preferred stock dividends:

•	“earnings” consist of pre-tax income from continuing operations before adjustment for equity investees (which include non-cash unrealized gains and losses on derivative financial instruments) plus fixed charges, net of capitalized interest and capitalized amortization of deferred financing fees, amortization of capitalized interest, distributed income of equity investees, less loss from equity investees with guaranteed debt;

•	“fixed charges” represent interest incurred (whether expensed or capitalized), interest expense of loss-making, equity investees with guaranteed debt and amortization of deferred financing costs (whether expensed or capitalized) and accretion of discount. Costamare is guarantor for the debt (including sale and leaseback transactions) of certain equity investees; and

•	“preferred stock dividends” refers to the amount of pre-tax earnings that is accrued for dividends on outstanding preferred stock. Beginning on August 7, 2013, we had 2,000,000 shares of Series B Preferred Stock outstanding, beginning on January 21, 2014, we had 4,000,000 shares of Series C Preferred Stock outstanding and beginning on May 13, 2015, we had 4,000,000 shares of Series D Preferred Stock outstanding.